From: **Agatha Kulaga** agatha@oven.ly
Subject: Invest in Ovenly!
Date: February 3, 2023 at 4:53 PM
To: Agatha Kulaga agatha@oven.ly
Bcc: [redacted]

Dear Ovenly Friends,

I am so excited to let you know about the start of our crowdfunding campaign. It's an equity investment opportunity we just launched on **WeFunder** that is available to our ENTIRE Ovenly community. The best part is, you can become a shareholder and invest in the future of your favorite bakery!

In the last three years, we have defeated impossible odds—overcoming a Pandemic, a catastrophic flood in our commissary, and inflation—proving our resilience and our ability to succeed. Now, we are raising equity capital to keep our momentum going and to bring your go-to sweet and salty treats to more neighborhoods. We would be so grateful for your support!

Here's the DL on our **WeFunder** campaign:

- Starting at $250, **you can buy shares in Ovenly**
- Investors get WeFunder perks like **free cookies & cake!**
- We're **raising up to $500,000 of preferred equity** at a $5.833 million valuation
- The investment you make with us is not a donation, it's **regulated crowdfunding** with a legal framework. So it's a **real investment in a real business**, with the hope of earning a real return.
- This **special opportunity includes a "most favored nation" clause**, meaning that if our next valuation is lower, we will readjust your ownership shares to reflect that
- Money will be used for hires, marketing and **new bake shops**!
- **Your support keeps our ovens baking** for the next 18-24 months, while we work to find a larger strategic investment to expand nationally

LET'S GET STARTED! If you can please:

- Make an investment today, and if you intend to, THANK YOU!
- Share this email with anyone that likes Ovenly, has enjoyed a birthday Blackout Cake, or that has wanted to invest in an awesome women-owned, value driven business.

Since 2010, we have been working to accomplish our mission to be the neighborhood bakery in every neighborhood while bringing joy to everyone. With this investment, we will continue to accomplish that mission while doubling down to provide good jobs to people from at-risk zip codes and folks who have been involved with the justice system. If you believe in our work (and our delicious treats), we would love for you to be a part of Ovenly's future.

Please join us! Thank you for reading this and for being a part of this sweet adventure.

All the best,

Agatha Kulaga
Ovenly CEO & Co-Founder

P.S. We are also getting to know strategic investors and private equity partners. If you or someone you know falls into any of those buckets, we'd love to have a conversation!

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

--

ovenly
Agatha Kulaga
CEO & Co-Founder

www.instagram.com/agathakulaga
www.linkedin.com/in/agathakulaga

Our company recipe:
One part joy.
One part responsibility.
Mix well.

Ovenly
31 Greenpoint Ave
Brooklyn NY 11222

Tel: 888-899-2213 x1
Fax: 347-630-0527

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